Exhibit 15

                         NOMURA PACIFIC BASIN FUND, INC.

                               MULTIPLE CLASS PLAN

This Multiple Class Plan ("Plan") is adopted by NOMURA PACIFIC BASIN FUND, INC. (the "Corporation"), a Maryland corporation, with respect to the classes of shares ("Classes") of the portfolios of the Corporation (the "Funds") set forth in Exhibits attached hereto.

1.    Purpose

      This Plan is adopted pursuant to Rule 18f-3 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act") in connection with the issuance by the Corporation of more than one class of shares of any or all of the Funds the Corporation may create from time to time in reliance on the Rule and to make payments as contemplated herein. At the initial effective date of this Plan, the Corporation offers one Fund, the Pacific Basin Portfolio.

2.    Separate Arrangements/Class Differences

      a. Designation of Classes: The Fund or Funds set forth in Exhibits attached hereto offer three classes of shares: Class A Shares, Class B Shares and Class Z Shares.

      b. Categories/Types of Investors Eligible to Purchase Each Class of
      Shares: Class Z Shares are sold only to certain qualified investors and other entities as defined in the statement of additional information.

      c. Sales Charges:

            (i) A maximum front-end sales charge of 5.75% as a percentage of offering price is imposed on purchases of Class A Shares under $50,000, 4.50% for purchases of at least $50,000 but under $100,000, 3.50% for purchases of at least $100,000 but under $250,000, 2.50% for purchases of at least $250,000 but under $500,000, 2.00% for purchases of at least $500,000 but under $1,000,000. No front-end sales charge is imposed on purchases of $1,000,000 and above.

            (ii) Class B Shares are offered at net asset value without a front-end sales charge. A deferred sales charge of up to 5% is imposed if an investor sells Fund shares within 6 years after purchasing the shares.

            (iii) Class Z Shares are offered at net asset value without a front-end sales charge to shareholders in the Pacific Basin Portfolio at the time of the 1999 multi-class conversion. Class Z Shares also are offered to current and retired Directors of the Corporation and to directors and current and retired employees of Nomura
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            Asset Management U.S.A. Inc. and Nomura Securities International,
            Inc. Shareholders of the Corporation at the time of the conversion to a multiple-class structure will have their outstanding shares converted to Class Z Shares of the Pacific Basin Portfolio.

            (iv) Specific shareholders within a Class may be subject to contingent deferred sales charges as set forth in each Fund's current prospectus and statement of additional information (together, the "Prospectus").

      d. Distribution (Rule 12b-1) Fees: Under the applicable Distribution Plan adopted pursuant to Rule 12b-1 of the 1940 Act as amended, the Funds are authorized to pay distribution fees of up to 1/4 of 1% of the average daily net assets of Class A Shares to finance any activity which is principally intended to result in the sale of Class A Shares.

      The Funds are authorized to pay distribution fees of up to 1% of the average daily net assets of Class B Shares to finance any activity which is principally intended to result in the sale of Class B Shares.

      Expenses incurred pursuant to the Rule 12b-1 Plan will be borne solely by the Class A Shares and Class B Shares of the Funds.

      e. Account Maintenance Fees: Class A Shares and Class B Shares bear the expenses of the ongoing account maintenance fees applicable to the particular Class.

      f. Transfer Agency Expenses: Each Class shall bear any incremental transfer agency cost applicable to the particular Class.

      g. Other Expenses: Each Class shall bear any incremental other cost applicable to the particular Class.

      h. Minimum Investments: The minimum initial purchase for all Classes is $2,000 and the minimum subsequent purchase is $250.

      i. Voting Rights: Shareholders of each Class are entitled to one vote for each share held and fractional votes for each fractional share held on the record date for the election of Directors and any other matter requiring a shareholder vote. Shareholders of the Corporation will vote in the aggregate and not by Fund or Class except (i) as otherwise expressly required by law or when the Directors determine that the matter to be voted upon affects only the interests of the shareholders of a particular Fund or Class, and (ii) only holders of Class A Shares and Class B Shares will be entitled to vote on matters submitted to shareholder vote with respect to the Rule 12b-1 Plan applicable to such Class.

      j. Dividends: Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any account maintenance fee, any distribution fee and any incremental transfer agency or other cost relates to a particular Class.


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      k. Conversion Features: Holders of Class B Shares will have such conversion features to Class A Shares as set forth in each Fund's current Prospectus. Conversion features may vary among holders of Class B Shares.

      l. Exchange Privileges: Holders of Class A Shares, Class B Shares and Class Y Shares shall have such exchange privileges as set forth in each Fund's current Prospectus. Exchange privileges may vary among Classes and among holders of a Class.

      m. Allocation of Income, Gains, Losses and Fundwide Expenses. Allocation of income, gains, losses and Fundwide expenses of each Fund shall be allocated pro rata according to the net assets of each class. Allocation of expenses not allocated to a specific class of each Fund shall be allocated according to the net assets or number of shareholder accounts, each on a pro rata basis, of each class

      n. Other Rights and Obligations: Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class

3.    Effectiveness

      This Plan shall become effective with respect to each Class (i) to the extent required by the 1940 Act after approval by a majority vote of (a) the Corporation's Board of Directors and (b) the members of the Board of Directors of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan, and (ii) upon execution of an exhibit adopting this Plan with respect to such Class.

4.    Amendment

      Any material amendment to this Plan will be effective after approval by a majority vote of (a) the Corporation's Board of Directors and (b) the members of the Board of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan.


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                                                                       EXHIBIT A

                         NOMURA PACIFIC BASIN FUND, INC.

                             Pacific Basin Portfolio

                                 Class A Shares
                                 Class B Shares
                                 Class Z Shares

      This Multiple Class Plan is adopted by Nomura Pacific Basin Fund, Inc. with respect to the Classes of Shares of the Pacific Basin Portfolio of the Corporation set forth above.

      Witness the due execution hereof this _________ day of ____________________, 1999.


                                    NOMURA PACIFIC BASIN FUND, INC.


                                    By:_________________________________________
                                       Haruo Sawada
                                       President